Execution Version

CONVERTIBLE LOAN AGREEMENT

THIS CONVERTIBLE LOAN AGREEMENT is made as of September 8, 2014.

AMONG:

CURIS RESOURCES LTD., a company existing under the laws of the Province of British Columbia

(“Curis”)

AND:

TASEKO MINES LIMITED, a company existing under the laws of the Province of British Columbia

(“Taseko”)

WHEREAS:

A.           Curis and Taseko have entered into an arrangement agreement dated September 8, 2014 (the “Arrangement Agreement”) pursuant to which Taseko has agreed to acquire all of the outstanding securities of Curis (the “Arrangement”); and

B.           In connection with the Arrangement, Taseko has agreed to advance to Curis an unsecured loan of $2.0 million (the “Convertible Loan”) on the terms and conditions set forth in this Agreement.

              THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1        Definitions

              Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the meanings set forth below:

“Availability Period” means the period commencing on the date hereof and ending on the earlier of (i) the date on which the Arrangement is completed and (ii) the date on which the Arrangement Agreement is terminated in accordance with its terms;

“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia.

“Capital Reorganization” shall have the meaning ascribed thereto in Section 3.4(b) .

“Common Shares” means common shares in the capital of Curis.

“Common Share Reorganization” has the meaning ascribed thereto in Section 3.4(a) .

“Confidentiality Agreement” has the meaning ascribed thereto in the Arrangement Agreement.

“Conversion Date” shall have the meaning ascribed thereto in Section 3.2.

“Conversion Notice” shall have the meaning ascribed thereto in Section 3.2.

“Conversion Price” means CDN$0.90 per Common Share, subject to adjustment in accordance with Section 3.4.

“Conversion Right” has the meaning ascribed thereto in Section 2.8.

“Curis Meeting” has the meaning ascribed thereto in Section 3.6.

“Curis Shareholder Approval” has the meaning ascribed thereto in Section 3.6.

“Effective Date” has the meaning ascribed thereto in the Arrangement Agreement.

“Execution Date” means the date first written above.

“First Tranche” has the meaning ascribed thereto in Section 2.1.

“person” means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal.

“Principal Amount” means, at any time, the outstanding principal amount of the Convertible Loan.

“Refinancing” has the meaning ascribed thereto in Section 2.9.

“Second Tranche” has the meaning ascribed thereto in Section 2.1.

“Termination Date” means the date (if any) on which the Arrangement Agreement is terminated in accordance with the terms thereof.

“Termination Fee” has the meaning ascribed thereto in the Arrangement Agreement.

“Project” means the Florence Copper Project located in Pinal County, Arizona.

1.2      Number

            In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa

1.3      Currency

            Unless otherwise provided, all dollar amounts are in U.S. currency.

1.4      Interpretation Not Affected by Headings.

            The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. The word “including”, when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or mailer set forth or to similar items or matters but, rather, as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope.

ARTICLE 2
THE LOAN

2.1      Convertible Loan

            Subject to the terms and conditions of this Agreement, and based and relying upon the representations, warranties and covenants of Curis set forth herein, Taseko agrees that it shall advance the Principal Amount of the Convertible Loan to Curis as follows:

(a)	$1,000,000 to be advanced on October 15, 2014 (the “First Tranche”); and

(b)	$1,000,000 to be advanced on November 14, 2014 (the “Second Tranche”).

            Curis shall use the proceeds of the Convertible Loan for the purpose of financing the development of the Project in accordance with the most recent internal budget of Curis as identified in Appendix A of the Curis Disclosure Letter (as defined in the Arrangement Agreement).

2.2      Conditions Precedent to the Obligations of Taseko

            Notwithstanding any other provision of this Agreement, the obligation of Taseko to advance the First Tranche and the Second Tranche to Curis in accordance with Section 2.1 is subject to and conditional upon each of the following terms and conditions being satisfied or waived:

(a)	the Availability Period shall not have terminated;

(b)

there shall be no prohibition under any applicable laws against the issuance of Common Shares upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon in accordance with the terms and conditions of this Agreement;

(c)

the Toronto Stock Exchange shall have conditionally approved the issuance and listing of the maximum number of Common Shares then issuable by Curis to Taseko pursuant to the exercise of the Conversion Right (which, for greater certainty, will be not more than 2,552,163 Common Shares); and

(d)

Curis shall not be in material breach of any covenant contained in this Agreement and no event shall have occurred which would permit Taseko to accelerate payment of the outstanding Principal Amount and any accrued and unpaid interest thereon pursuant to Section 2.5.

2.3      Interest

            The outstanding Principal Amount shall accrue simple interest at a rate per annum of 14%, both before and after maturity, default or judgment. Subject to the earlier conversion of the Convertible Loan by Taseko pursuant to Article 3, the interest on the Convertible Loan will be capitalized and paid upon the date of repayment pursuant to Section 2.4, Section 2.5 or Section 2.8, as applicable. Curis shall not be obligated to pay any interest, fees or costs under or in connection with this Agreement in excess of what is permitted by law.

2.4      Repayment

            Curis shall repay to Taseko the outstanding Principal Amount and any accrued and unpaid interest thereon as follows:

(a)	if the Effective Date shall have occurred, the outstanding Principal Amount and any accrued and unpaid interest thereon shall be repayable immediately upon demand by Taseko; and

(b)

if the Arrangement Agreement is terminated before the Effective Date shall have occurred, the outstanding Principal Amount and any accrued and unpaid interest thereon shall be repayable upon the later to occur of: (i) the six month anniversary of the Execution Date; and (ii) the three month anniversary of the Termination Date (unless the Arrangement Agreement shall have been terminated in circumstances in which the Termination Fee falls due for payment to Taseko prior to the three month anniversary of the Termination Date, in which case the outstanding Principal Amount and any accrued and unpaid interest thereon shall be repayable on the same date the Termination Fee is due and payable).

2.5      Acceleration

            Notwithstanding Section 2.4, the outstanding Principal Amount and any accrued and unpaid interest thereon shall be immediately repayable:

(a)	if the securities regulatory authority of any jurisdiction in Canada issues an order ceasing trading in the securities of Curis that is not revoked within 30 days;

(b)

if the securities of Curis are delisted from the Toronto Stock Exchange prior to the Effective Date or if at any time prior to the Effective Date trading in any of Curis’ securities on the Toronto Stock Exchange is suspended for a period of 30 days or more;

(c)

if an order is made, or an effective resolution is passed, for the winding-up, liquidation, administration or dissolution of Curis; if Curis: (i) makes a general assignment for the benefit of creditors; (ii) except for the purpose of reorganization or amalgamation of Curis or any of its subsidiaries, institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving its creditors, or if a person takes possession of or a receiver is appointed with respect to the whole or the major part of the assets or undertaking of Curis or any of its subsidiaries or if distress, execution or other legal process is levied or enforced on or against the whole or the major part of the assets of Curis or any of its subsidiaries and is not discharged, paid out, withdrawn or removed within 15 Business Days; or (iii) takes any corporate action to authorize any of the above actions;

(d)

if Curis or any of its subsidiaries stops (or threatens to stop) payment of its debts generally or ceases (or threatens to cease) to carry on its business or a substantial part of its business, except where such actions are in accordance with prudent working capital management policy or good mining practice;

(e)

if Curis or any of its subsidiaries is deemed for the purposes of the Companies' Creditors Arrangement Act (Canada) to be unable to pay its debts or compounds or proposes or enters into any reorganisation or special arrangement with its creditors generally; or

(f)

if Curis shall breach or otherwise fail to perform or observe in a material manner any other covenant, term or condition contained in this Agreement, which breach or failure is not cured within 15 days following written notice by Taseko to Curis, then and in each and in every such event Taseko may in its discretion by notice in writing to Curis declare the outstanding Principal Amount and all accrued and unpaid interest thereon to be due and payable and the same shall forthwith become immediately due and payable and Curis shall forthwith pay to Taseko the outstanding Principal Amount and all accrued and unpaid interest thereon from the date of the said declaration until payment is received by Taseko. Such payment when made shall be deemed to have been made in discharge of Curis’ obligations hereunder

2.6      Business Days.

            Whenever any payment to be made by Curis to Taseko hereunder is due on a day that is not a Business Day, such payment shall be made on the immediately following Business Day and interest shall accrue to and including such following Business Day.

2.7      Method of Payment.

            All payments to be made by Curis to Taseko hereunder shall be made at such place which Taseko may specify by notice in writing, by wire transfer or by other method of payment in immediately available funds acceptable to Taseko, at or prior to 4:00 p.m. (Vancouver time) on the due date for payment of the same. All payments required to be made by Curis under this Agreement shall, unless otherwise agreed in writing by Taseko, be made in Canadian dollars and be made free and clear of, and without any deduction for, or on account of, any set-off or counterclaim or any wire or bank charges.

2.8      Prepayment

            Subject to the right of Taseko to convert all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares pursuant to Article 3 (the “Conversion Right”), Curis shall have the right at any time and from time to time, on three Business Days prior written notice to Taseko, to prepay all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon. In the event of any prepayment pursuant to this Section 2.8, Taseko shall determine in its absolute discretion the order and manner in which payments made by Curis to Taseko are to be applied and Curis hereby irrevocably waives the right to direct the application of any such payment or proceeds.

2.9      Additional Taseko Rights Following Termination Date

            From the Termination Date, if any, until the date on which the outstanding Principal Amount and any accrued and unpaid interest thereon is paid in full:

(a)

subject to the terms of the Confidentiality Agreement, Curis shall: (i) permit Taseko’s officers, directors, employees, consultants and advisors, during regular business hours, reasonable access to the properties owned, controlled or operated by Curis and to the books, records, reports, Curis’ data, periodic site reports and all other information relevant to the business, properties and affairs of Curis, including drill core and other samples and all reports, correspondence and other information provided by all of Curis’ consultants and correspondence from and to any Governmental Entity; and (ii) keep Taseko reasonably informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable laws or by reason of a confidentiality obligation owed to a third party for which a waiver has not been obtained;

(b)

Curis shall diligently pursue a capital raising (a “Refinancing”) as may be necessary to repay the outstanding Principal Amount and any accrued and unpaid interest thereon and upon request by Taseko from time to time Curis shall provide Taseko with a written report detailing Curis’ progress with respect to such Refinancing and any additional information with respect thereto that Taseko reasonably requests; and

(c)

subject to applicable laws and/or any contractual obligations of Curis or its subsidiaries to secured lenders as at the Execution Date, Curis shall apply the net proceeds of any Refinancing toward prepayment of the outstanding Principal Amount and any accrued and unpaid interest thereon.

ARTICLE 3
CONVERSION RIGHTS

3.1      Conversion Privilege

            Subject to compliance with the terms and conditions of this Article 3, all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon may, at any time and from time to time, at the sole option of Taseko, be converted into fully paid and non-assessable Common Shares at the Conversion Price; provided, however, that Taseko may not convert any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares except to the extent that: (i) the Conversion Price and the issuance of Common Shares upon the conversion of such portion of the outstanding Principal Amount and any accrued and unpaid interest thereon has been conditionally approved by the Toronto Stock Exchange or such other stock exchange on which the Common Shares are then listed, subject only to customary closing conditions; and (ii) the conversion of such portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares would not result in Taseko owning, or exercising direction or control over, 20% or more of the issued and outstanding Common Shares (unless Curis Shareholder Approval in respect of the issuance of such Common Shares has been obtained as contemplated by Section 3.6 and the issuance of such Common Shares would not cause Taseko to be or become an “Acquiring Person” under any shareholder rights plan of Curis then in effect).

3.2      Conversion Mechanics.

            In order to exercise the Conversion Right, Taseko shall deliver to Curis a written notice in the form attached as Schedule A (each such notice, a “Conversion Notice”) hereto specifying the portion of the outstanding Principal Amount and any accrued and unpaid interest thereon in respect of which Taseko is exercising the Conversion Right. As promptly as possible after the date (the “Conversion Date”) on which Taseko delivers a Conversion Notice to Curis, Curis shall issue or cause to be issued and deliver or cause to be delivered to Taseko a certificate registered in the name of Taseko (or as Taseko may direct in writing) representing that number of Common Shares to be issued to Taseko pursuant to such exercise of the Conversion Right. The conversion of any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares pursuant to Section 3.1 shall be and be deemed to be effective immediately prior to the close of business on the Conversion Date; provided, however, that if the applicable Conversion Notice is delivered to Curis after 1:00 p.m. (Vancouver time) or on a day which is not a Business Day, such conversion shall be and be deemed to be effective immediately prior to the close of business on the next succeeding Business Day. Curis and Taseko agree that the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon in accordance with the provisions of this Article 3 shall constitute a full settlement of the debt obligation to the extent of the outstanding Principal Amount and any accrued and unpaid interest thereon so converted into Common Shares. For the purposes of determining the number of Common Shares which Taseko shall be entitled to receive on the exercise of the Conversion Right, the amount to be converted shall be converted into Canadian dollars using the Bank of Canada noon spot U.S.-Canada dollar exchange rate on the Conversion Date.

3.3      No Fractional Shares.

            Notwithstanding anything herein contained, Curis shall in no case be required to issue fractional Common Shares upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon. If any fractional interest in a Common Share would, except for the provisions of this Section 3.3, otherwise be deliverable to Taseko upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares, the number of Common Shares required to be issued by Curis shall be rounded down to the next lowest whole number of Common Shares and Taseko shall be entitled to a cash payment in lieu thereof.

3.4      Adjustments to Conversion Price.

            The Conversion Price shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)

If at any time after the date hereof Curis: (i) subdivides the outstanding Common Shares into a greater number of shares; or (ii) consolidates the outstanding Common Shares into a smaller number of shares (either of such events being called a “Common Share Reorganization”), then the Conversion Price shall be adjusted effective immediately after the effective date or record date for the Common Share Reorganization, as the case may be, on which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)

If at any time after the date hereof there is a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or other securities (other than a Common Share Reorganization) or a consolidation, amalgamation or merger of Curis with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or other securities) (either of such events being called a “Capital Reorganization”), Taseko, upon exercising the Conversion Right after the effective date of such Capital Reorganization, shall be entitled to receive, in lieu of the number of Common Shares to which Taseko was theretofore entitled to receive upon such exercise of the Conversion Right, the aggregate number of shares, other securities or other property which Taseko would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, Taseko had been the registered holder of the number of Common Shares to which Taseko was theretofore entitled to receive upon exercising the conversion privilege pursuant to Section 3.1.

3.5      Rules Regarding the Calculation of Adjustments of the Conversion Price

            In the event of any adjustments to the Conversion Price, such adjustments shall be made in the manner provided as follows:

(a)

The adjustments provided for in Section 3.4 are cumulative and shall, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 3.5.

(b)

No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustments.

(c)

If at any time a dispute arises with respect to adjustments provided for in Section 3.4, such dispute shall be conclusively determined by the auditors of Curis or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors of Curis and any such determination shall be binding upon Curis and Taseko absent manifest error. In the event of such a dispute, Curis shall provide such auditors or accountants with access to all necessary records of Curis.

(d)

If Curis takes any action after the date hereof, other than action described in Section 3.4 which, in the opinion of the board of directors of Curis would materially affect the rights of Taseko hereunder, the Conversion Price shall be adjusted in such manner, if any, and at such time, by the directors of Curis, but subject in all cases to any necessary regulatory approval.

(e)

Immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.4, Curis shall forthwith give notice to Taseko specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

3.6      TSX Listing and Shareholder Approval

            Curis shall use its reasonable best efforts to obtain the conditional approval of the Toronto Stock Exchange of the Conversion Price and for the issuance and listing of the maximum number of Common Shares to be issued to Taseko pursuant to the exercise of the Conversion Right, subject only to customary conditions. In the event that conversion of any portion of the outstanding Principal Amount or any accrued and unpaid interest hereunder would result in Taseko owning, or exercising direction or control over, 20% or more of the issued and outstanding Common Shares, Curis further covenants and agrees to use its reasonable best efforts, if requested by Taseko, to promptly convene a special meeting of the holders of Common Shares (a “Curis Meeting”) for the purpose of procuring any requisite shareholder approval (“Curis Shareholder Approval”) of such conversion. Curis covenants and agrees to solicit proxies for the Curis Meeting in favour of the Curis Shareholder Approval and to provide to Taseko and its counsel the reasonable opportunity to review and provide comments in respect of any management proxy circular to be prepared and mailed by Curis in respect of such Curis Meeting.

ARTICLE 4
CURIS COVENANTS

4.1      Positive Covenants of Curis

Curis covenants with Taseko that while any Principal Amount remains outstanding under this Agreement it shall:

(a)	perform all obligations on its part to be performed under the terms of this Agreement at the times and places and in the manner provided for herein;

(b)	maintain its corporate existence in good standing under the laws of the Province of British Columbia;

(c)

prior to the Effective Date, make all requisite filings under all applicable securities legislation including those necessary to maintain its status as a reporting issuer not in default in those jurisdictions where it is a reporting issuer;

(d)	carry on and conduct its business in the ordinary course in material compliance with all applicable laws;

(e)	provide Taseko with prompt written notice of the occurrence of any event described in Section 2.5;

(f)

reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon any exercise of the Conversion Right and ensure that all Common Shares which shall be issued upon any exercise of the Conversion Rights will be issued as fully paid and non-assessable;

(g)	prior to the Effective Date, maintain the listing of the Common Shares on the Toronto Stock Exchange; and

(h)

provide or procure the provision of a weekly written report to Taseko detailing the current cash balances and accounts payable of Curis and its material subsidiaries, which report shall contain sufficient detail with respect to the current cash balances and accounts payable of Curis and its material subsidiaries such that Taseko shall have a full understanding of the liquidity position of Curis and its material subsidiaries from time to time.

4.2      Negative Covenants of Curis

            Curis covenants with Taseko that it shall not, and shall procure that its material subsidiaries shall not, without having first obtained the prior written consent of Taseko:

(a)	change in any material respect the nature of its business or operations as presently carried on; or

(b)	apply the proceeds of the Convertible Loan for any purpose other than as contemplated in Section 2.1.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of Curis

Curis hereby represents and warrants to Taseko as follows:

(a)

it has the necessary corporate power and capacity to enter into and perform its obligations hereunder and all necessary consents, licences and permits required to be obtained by Curis in order to carry out the transactions contemplated hereby have been obtained;

(b)

the execution, delivery and performance by Curis of this Agreement and the obligations of Curis hereunder have been duly authorized by all necessary corporate action and this Agreement has been duly executed and delivered by Curis and constitutes a legal, valid and binding obligation of Curis enforceable against Curis in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally and to general principles of equity;

(c)

the Common Shares issued upon conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares in accordance with this Agreement shall be issued as outstanding Common Shares registered in the name of Taseko (or as Taseko may direct in writing) on the Conversion Date and shall be issued as fully paid and non-assessable shares free and clear of any liens or encumbrances;

(d)

neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall contravene, conflict with or result in a violation of the notice of articles, articles or resolutions of Curis or the terms of any agreement or instrument to which Curis or any affiliate of Curis is a party or result in the triggering of any registration rights, rights to acquire Common Shares or consent obligations on Curis or any affiliate of Curis pursuant to any agreement or instrument to which Curis or an affiliate of Curis is a party; and

(e)	no order ceasing or suspending trading in securities of Curis nor prohibiting the sale of any such securities has been issued and is outstanding against Curis or its directors, officers or promoters.

5.2	Representations and Warranties of Taseko

Taseko hereby represents and warrants to Curis as follows:

(a)

it has the necessary corporate power and capacity to enter into and perform its obligations hereunder and all necessary consents, licences and permits required to be obtained by Taseko in order to carry out the transactions contemplated hereby have been obtained;

(b)

the execution, delivery and performance by Taseko of this Agreement and the obligations of Taseko hereunder have been duly authorized by all necessary corporate action and this Agreement has been duly executed and delivered by Taseko and constitutes a legal, valid and binding obligation of Taseko enforceable against Taseko in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally and to general principles of equity;

(c)

it hereby acknowledges that: (i) no representation or warranty has been made respecting the hold periods imposed by applicable securities laws or other applicable resale restrictions which restrict the ability of Taseko to resell the Common Shares to be issued upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares; (ii) Taseko is solely responsible to determine what these restrictions are; and (iii) Taseko is solely responsible (and Curis is in no way responsible) for compliance with applicable resale restrictions;

(d)

it hereby acknowledges and consents to the placement, to the extent required by applicable securities laws and the rules and regulations of the Toronto Stock Exchange, of the following legend on any certificate evidencing the Common Shares to be issued upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF THIS AGREEMENT.>

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(e)

neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby shall contravene, conflict with or result in a violation of the notice of articles, articles or resolutions of Taseko or the terms of any agreement or instrument to which Taseko or any affiliate of Taseko is a party or result in the triggering of any consent obligations on Taseko or any affiliate of Taseko pursuant to any agreement or instrument to which Taseko or an affiliate of Taseko is a party;

(f)

if required by applicable securities laws, it shall execute, deliver and file or assist Curis in filing such reports, undertakings and other documents with respect to the Convertible Loan and the issuance of the Common Shares issued upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares as may be required by applicable securities laws;

(g)

it hereby acknowledges that it has not received or been provided, and shall not receive or be provided, with a prospectus or an offering memorandum within the meaning of applicable securities laws, or any sales or advertising literature in connection with the Convertible Loan or issuance of Common Shares upon the conversion of all or any portion of the outstanding Principal Amount and any accrued and unpaid interest thereon into Common Shares;

(h)

it hereby acknowledges that there are risks associated with an investment in securities of Curis and Taseko is knowledgeable and experienced in business and financial matters and is capable of evaluating the merits and risks of an investment in securities of Curis and is capable of bearing the economic risk of such investment;

(i)	it is an “accredited investor” (as that term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions); and

(j)

it hereby acknowledges that the completion of the transactions contemplated by this Agreement may require Taseko to provide certain personal information to Curis, that such information is being or shall be collected by Curis for the purposes of completing such transaction, which includes without limitation determining the eligibility of Taseko to acquire securities of Curis under applicable securities laws, preparing and registering certificates representing the securities of Curis that may be issued to Taseko and completing filings required by any stock exchange or securities regulatory authority, that such personal information may be disclosed by Curis to securities regulatory authorities, the Canada Revenue Agency and any of the other persons involved in the completion of such transactions, including legal counsel, and that by executing this Agreement Taseko is deemed to be consenting to the foregoing collection, use and disclosure of such personal information.

5.3      Survival

            The representations and warranties of Curis and Taseko set out in Sections 5.1 and 5.2, respectively, shall survive the closing of the transactions contemplated by this Agreement until the last day on which any portion of the Principal Amount and/or any accrued and unpaid interest thereon is outstanding.

ARTICLE 6
MISCELLANEOUS

6.1      Waiver

            Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party hereto granting such waiver or release. No amendment of any provision of this Agreement shall be effective unless it is writing signed by each of the parties hereto.

6.2      Notices

            All notices, requests, demands and other communications hereunder shall be deemed to have been given and made if in writing and if served by personal delivery upon the party hereto for whom it is intended, or if sent by facsimile transmission, upon receipt of confirmation that such transmission has been received, to the person at the address set forth in Section 10.1 of the Arrangement Agreement or such other address as may be designated in writing hereafter, in the same manner, by such person. Any such notice, direction or other instrument, whether personally delivered or transmitted by facsimile transmission, shall be deemed to have been given and received at the time and on the date on which it was personally delivered to or received in the office of the addressee, as the case may be, if personally delivered or transmitted prior to 5:00 p.m. (at the place of the addressee) on a Business Day or, if personally delivered or transmitted later than that time, at 9:00 a.m. (at the place of the addressee) on the subsequent Business Day. Any party hereto may change its address for service from time to time by notice given to the other party hereto in accordance with the foregoing. Any notice, direction or other instrument personally delivered or transmitted under this Agreement shall be signed by one or more officers of the party delivering it.

6.3      Severability

            If any provision of this Agreement, or the application thereof, is determined for any reason and to any extent to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons and circumstances shall remain in full force and effect, provided that the legal or economic substance of the transactions contemplated hereby is not thereby affected in a manner adverse to any of the parties hereto.

6.4      Time of Essence

            Time shall be of the essence in this Agreement.

6.5      Successors and Assigns

            This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto.

6.6      Governing Law

            This Agreement and all certificates and other documents delivered by Curis hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties hereto irrevocably attorns to non-exclusive jurisdiction of the courts of the Province of British Columbia.

6.7      Counterparts and Facsimiles

            This Agreement may be executed in any number of counterparts, each of which when delivered (whether in originally executed form or by facsimile or email transmission) shall be deemed to be an original and all of which together shall constitute one and the same document.

6.8      Entire Agreement

            This Agreement constitutes the entire agreement between the parties hereto and supersedes all other prior agreements, negotiations, discussions, understandings and undertakings, both written and oral, between the parties hereto relating to the subject matter hereof.

6.9      Fees and Expenses

            Each party hereto shall be responsible for its own fees and expenses relating to the transactions contemplated hereby, including without limitation regulatory fees, filing fees and fees of professional advisers, including legal counsel and auditors.

[The rest of this page is intentionally left blank.]

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CURIS RESOURCES LTD.

By:	“Brian Causey”
Name: Brian Causey
Title: Chief Financial Officer

By:	“Gordon Fretwell”
Name: Gordon Fretwell
Title: Director

TASEKO MINES LIMITED

By:	“John W. McManus”
Name: John W. McManus
Title: Chief Operating Officer

[Signature Page for Convertible Loan Agreement.]

Execution Version

SCHEDULE A

Conversion Notice

FROM:	Taseko Mines Limited (“Taseko”)

TO:	Curis Resources Ltd. (“Curis”)

Reference is made to a loan agreement dated September _____, 2014 (the “Loan Agreement”) between Taseko and Curis. Pursuant to Section 3.1 of the Loan Agreement, Taseko hereby elects to convert the outstanding Principal Amount (as defined in the Loan Agreement) and any accrued and unpaid interest thereon into common shares of Curis (“Common Shares”) as follows:

Principal amount being converted (balance):	Cdn$ _____________________

Interest being converted (balance):	Cdn$ _____________________

Conversion Price:	Cdn$ _____________________

Common Shares to be issued:	__________________________

For the purposes of determining the number of Common Shares which Taseko shall be entitled to receive on the exercise of its conversion rights under the Loan Agreement, the principal amount and interest accrued thereon (both stated above) to be converted shall be converted from United States dollars into Canadian dollars using the Bank of Canada noon spot U.S.-Canada dollar exchange rate on the date hereof.

The undersigned, in his or her capacity as an officer of Taseko and not in his or her personal capacity, hereby certifies for and on behalf of Taseko after having made due enquiry, and after having carefully examined the Loan Agreement, that:

(a)	the representations and warranties of Taseko set forth in Section 4.2 of the Loan Agreement are true and correct in all material respects as of the date hereof as if made on and as of such date; and

(b)

based on the number of issued and outstanding Common Shares as publicly disclosed by Curis, the conversion of the Convertible Loan in the principal amount elected herein shall not result in Taseko owning, or exercising direction or control over, 20% or more of the issued and outstanding Common Shares.

Dated the ______of ___________________________20____.

TASEKO MINES LIMITED

By:
Name:
Title: